Exhibit 1

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of June 18, 2015 (the “Agreement”).

AMONG:

NORTH AMERICAN PALLADIUM LTD., a corporation incorporated under the laws of Canada (“NAP”);

– and –

NAP NEWCO INC., a corporation incorporated under the laws of Canada (“NAP Newco”);

RECITALS:

A.	NAP and NAP Newco (collectively, the “Parties”) intend to apply to the Ontario Superior Court of Justice, Commercial Division (the “Court”) for an order approving an arrangement (the “Arrangement”), pursuant to section 192 of the Canada Business Corporations Act (the “CBCA”), as set forth in the plan of arrangement (“Plan of Arrangement”) attached hereto as Schedule “A”; and

B.	the Parties wish to enter into this Agreement to formalize certain matters relating to the foregoing and other matters relating to the Plan of Arrangement.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the premises and the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

All capitalized terms not defined in this Agreement shall have the meaning ascribed to them in the Plan of Arrangement.

1.2 Headings, etc.

The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 Article References

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and schedules are to articles, sections and schedules of this Agreement.

1.4 Incorporation of Schedules

The Plan of Arrangement attached as Schedule “A” is incorporated into and forms an integral part of this Agreement.

1.5 Extended Meanings

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

1.6 Date for any Action

In the event that any date on which any action required to be taken hereunder by any of the Parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7 Entire Agreement

This Agreement, together with the schedules attached hereto, constitutes the entire agreement among the Parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.8 Governing Law

This Agreement will be governed by, interpreted and enforced in accordance with the laws of the province of Ontario and the federal laws of Canada applicable therein.

ARTICLE 2

THE ARRANGEMENT

2.1 Arrangement

As soon as reasonably practicable, the Parties shall apply to the Court pursuant to section 192 of the CBCA for an order approving the Arrangement and in connection with such application shall:

(a)	forthwith file, proceed with and diligently prosecute an application for an Interim Order under the CBCA, providing for, among other things, the calling and holding of the Debentureholders’ Meeting and the Existing Shareholders’ Meeting for purposes of, among other things, considering and, if deemed advisable, approving the matters set forth in the notices of such meetings; and

(b)	subject to obtaining the approvals contemplated in the Interim Order and such other conditions precedent to the implementation of the Arrangement and as may be directed by the Court in the Interim Order, take steps necessary to submit the Arrangement to the Court and apply for the Final Order.

ARTICLE 3

COVENANTS

3.1 Covenants of the Parties

Each Party covenants with the other Party that it will:

(a)	do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments as may reasonably be required, both prior to and following the Effective Date, to facilitate the carrying out of the intent and purposes of this Agreement;

(b)	use all reasonable efforts to cause each of the conditions precedent set forth in Article 5 which are within its control to be satisfied on or before the Effective Date;

(c)	not take any action that would be knowingly contrary with the transactions contemplated by this Agreement or the Plan of Arrangement;

(d)	upon issuance of the Final Order and subject to the fulfilment of the conditions precedent in Article 5, forthwith proceed to file the articles of arrangement, the Final Order and all related documents with the Director in accordance with the CBCA; and

(e)	perform the obligations required to be performed by it under this Agreement and the Plan of Arrangement, as applicable, and do all such other acts and things as may be necessary, or within the reasonable discretion of such Party desirable, and within its power and control in order to carry out and give effect to the transactions contemplated by this Agreement and the Plan of Arrangement, including (without limitation) using commercially reasonable efforts to obtain:

(i)	the Interim Order and following the Debentureholders’ Meeting and Existing Shareholders’ Meeting, the Final Order; and

(ii)	obtain required governmental, regulatory and judicial consents and any other required third party consents and waivers for the implementation of the Arrangement.

3.2 Additional Covenants of the Parties

Each of the Parties jointly and severally covenants and agrees that:

(a)	it will apply to the Court for the Interim Order;

(b)	it will, in the case of NAP, convene and hold the Debentureholders’ Meeting and Existing Shareholders’ Meeting as ordered by the Interim Order and conduct such meetings in accordance with the Interim Order and as otherwise required by Law;

(c)	it will, in the case of NAP, in accordance with the terms and conditions of the Recapitalization Agreement, solicit proxies to be voted at the Debentureholders’ Meeting and Existing Shareholders’ Meeting in favour of the resolutions set forth in the notices thereof and prepare the information circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order, and applicable corporate and Canadian securities laws, and file and distribute the same to the Securityholders in a timely and expeditious manner in all jurisdictions where the same are required to be filed and distributed;

(d)	it will, following the Debentureholders’ Meeting and Existing Shareholders’ Meeting, submit the Arrangement to the Court and apply for the Final Order;

(e)	the securities to be issued and delivered in accordance with the Plan of Arrangement shall be issued and sold pursuant to exemptions from the prospectus and registration requirements of applicable Canadian securities laws and from the registration requirements of United States federal and state securities laws and, except for the Backstopped Shares and the New Shares to be issued in satisfaction of the backstop fee in accordance with the terms and conditions of the Backstop Agreement, shall not be subject to resale restrictions pursuant thereto except for control block restrictions under Canadian securities laws and except for restrictions relating to securities held by Persons who are affiliates (as defined in Rule 144 under the United States Securities Act of 1933, as amended) of NAP; and

(f)	it will, in the case of NAP, cause to be issued and delivered the applicable cash, Common Shares, New Shares and Rights in accordance with the Plan of Arrangement; and

(g)	it will, in the case of NAP, comply with its obligations under the Recapitalization Agreement and the Backstop Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of the Parties

Each Party represents and warrants to the other Party as follows, and acknowledges that the other Party is relying upon such representations and warranties:

(a)	such Party is an entity duly formed and validly existing under the Laws of the jurisdiction where it was formed and has the power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b)	except as disclosed to the other Party and subject to the terms of the Interim Order and the Final Order, the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby do not and will not, to the best of the knowledge of the officers and employees of such Party who have been involved in the discussions concerning the Arrangement:

i.	violate or conflict with any Law applicable to it or any of its properties or assets; or

ii.	result (with or without notice or the passage of time) in a violation, conflict or breach of, or constitute a default under, or require any consent to be obtained under any provision of its certificate of incorporation or continuance, articles, by-laws or other charter documents;

(c)	the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors or the sole director, as applicable, of such Party and this Agreement constitutes a valid and binding obligation of such Party enforceable against it in accordance with its terms.

ARTICLE 5

CONDITIONS PRECEDENT

5.1 Mutual Conditions Precedent

The respective obligations of the Parties to complete the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver, on or before the Effective Date, of the conditions described in Section 12, 13 and 14 of the Recapitalization Agreement.

ARTICLE 6

NOTICES

6.1 Notices

Any notices or communication to be made or given hereunder shall be in writing and be made or given by the person making or giving it or by any agent of such person authorized for that purpose by personal delivery, by prepaid mail or by email addressed to the respective Parties as follows:

North American Palladium Ltd. or NAP Newco Inc.

200 Bay Street

Royal Bank Plaza, South Tower, Suite 2350

Toronto, Ontario

M5J 2J2

Attention: Tess Lofsky, Vice President, General Counsel and Corporate Secretary

Email: tlofsky@nap.com

with a copy to:

Stikeman Elliott LLP

5300 Commerce Court West, 199 Bay Street

Toronto, Ontario

M5L 1B9

Attention: Simon Romano

Email: sromano@stikeman.com

ARTICLE 7

AMENDMENT AND TERMINATION

7.1 Amendments

This Agreement may, at any time and from time to time before or after the Debentureholders’ Meeting and Existing Shareholders’ Meeting, but not later than the Effective Date, be amended in any respect whatsoever by written agreement of the Parties without, subject to applicable Law, further notice to or authorization on the part of the Securityholders.

7.2 Termination

This Agreement may be terminated at any time prior to the Effective Date by an agreement to terminate executed and delivered by all Parties.

In the event of the termination of this Agreement pursuant to this Section 7.2, this Agreement shall forthwith become void and no Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) shall have any liability or further obligation to any other Party hereunder.

ARTICLE 8

GENERAL

8.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

8.2 No Assignment

No Party may assign its rights or obligations under this Agreement without the consent of all of the other Parties.

8.3 Waiver and Modification

The Parties may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants herein contained for their respective benefit or waive or consent to the modification of any of the obligations of the other Parties. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the Party granting such waiver or consent. No waiver shall operate as a waiver of any other matter whatsoever.

8.4 Further Assurances

On or after the date of this Agreement, each Party shall take, or cause to be taken, all such action as is reasonably required to carry out the purposes and intent of this Agreement.

8.5 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)	the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

8.6 Time of Essence

Time shall be of the essence in respect of this Agreement.

8.7 Counterpart

This Agreement may be executed and delivered in any number of counterparts (including by facsimile, email or other electronic means), each of which is deemed to be an original, and such counterparts together constitute one and the same agreement.

8.8 English Language

The Parties have agreed that this Agreement as well as any notice, document or instrument relating to it be drawn up in English only but without prejudice to any such notice, document or instrument which may from time to time be drawn up in French only or in both French and English. Les parties aux présentes ont convenu que la présente convention ainsi que tous les autres avis, actes ou documents s’y rattachant soient rédigés en anglais seulement mais sans préjudice à tous les avis, actes ou documents qui pourraient à l’occasion être rédigés en français seulement ou à la fois en anglais et en français.

[signature page follows]

IN WITNESS WHEREOF the Parties hereto have executed this Arrangement Agreement as of the date first mentioned above.

NORTH AMERICAN PALLADIUM LTD

By:	/s/ Phil Du Toit
Authorized Signing Officer

NAP NEWCO INC.

By:	/s/ Phil Du Toit
Authorized Signing Officer

SCHEDULE A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT

UNDER SECTION 192 OF THE

CANADA BUSINESS CORPORATIONS ACT

ARTICLE I - INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, the following terms have the following meanings:

(a) “2012 Indenture” means the convertible debenture indenture dated July 31, 2012, between the Company, as issuer, and Computershare Trust Company of Canada, as the same may be amended, supplemented, replaced or otherwise modified from time to time;

(b) “2014 Indenture” means the indenture dated January 31, 2014 between the Company, Computershare Trust Company of Canada and Computershare Trust Company, N.A., as supplemented on January 31, 2014 and April 11, 2014, and as the same may be amended, supplemented, replaced or otherwise modified from time to time;

(c) “Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise;

(d) “Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Plan of Arrangement or made at the direction of the Court in the Interim Order or the Final Order;

(e) “Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been made giving effect to the Arrangement;

(f) “Backstop Commitment” means the agreement by Brookfield to acquire all of the New Shares which remain unsubscribed for by the holders of the Rights at the Rights Expiry Time;

(g) “Backstopped Shares” means the New Shares that were not otherwise subscribed for and taken up in the Rights Offering by holders of Rights prior to the Rights Expiry Time, if any;

(h) “BNS Credit Agreement” means the second amended and restated credit agreement dated as of June 7, 2013, between, inter alia, the Company, Lac des Iles Mines Ltd. and the BNS Credit Agreement Lender, as amended by the first amendment dated as of November 29, 2013, the extension and second amendment dated as of July 4, 2014, the third amendment dated as of October 30, 2014 and the waiver and fourth amendment dated as of April 15, 2015, as amended, restated, or replaced from time to time;

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(i) “BNS Credit Agreement Lender” means, collectively, The Bank of Nova Scotia, as administrative agent and collateral agent, and the Persons who are lenders from time to time under the BNS Credit Agreement and the other BNS Credit Documents, and any Affiliate of any of the foregoing Persons;

(j) “BNS Credit Documents” means the BNS Credit Agreement and all documents, agreements, certificates, instruments, and security documents and agreements executed from time to time by the Company or Lac Des Iles Mines Ltd. in any way related to or connected with (a) the BNS Credit Agreement, and (b) any (i) cash management arrangement, (ii) swap, hedging, foreign exchange or other derivative transaction, and (iii) financing lease arrangement, in each case entered into from time to time by the Company or Lac Des Iles Mines Ltd. with a BNS Credit Agreement Lender;

(k) “Brookfield” means BCP III NAP L.P., by its administrative general partner, Brookfield Capital Partners Ltd.;

(l) “Brookfield Bridge Loan” means the US$25,000,000 bridge loan made available by Brookfield to the Company pursuant to the waiver and fourth amendment dated as of June 18, 2015 to the Brookfield Existing Loan and all fees provided for thereunder), as amended, restated, or replaced from time to time;

(m) “Brookfield Existing Loan” means the senior secured term loan under the loan agreement dated as of June 7, 2013 between the Company, Lac Des Iles Mines Ltd. and Brookfield, as amended by a first amendment dated as of November 23, 2013, the second amendment dated as of October 30, 2014 and the waiver and third amendment dated as of April 15, 2015 (but, for greater certainty, not including the Brookfield Bridge Loan), as amended, restated, or replaced from time to time;

(n) “Business Day” means any day other than a Saturday or Sunday on which commercial banks in Toronto, Ontario, Canada and New York, New York, USA are generally open for business;

(o) “CBCA” means the Canada Business Corporations Act;

(p) “Certificate” means the certificate giving effect to the Arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA upon receipt of the Articles of Arrangement in accordance with Section 262 of the CBCA;

(q) “Circular” means the notice of the Debentureholders’ Meeting and the notice of the Existing Shareholders’ Meeting to be sent to Securityholders and the management proxy circular of the Company, together with all schedules, appendices and exhibits thereto, to be distributed to all Securityholders in connection with the Debentureholders’ Meeting and the Existing Shareholders’ Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement;

(r) “Claim” means any right or claim of any Person that may be asserted or made in whole or in part against the Company, in any capacity, whether or not asserted or made, in connection with any indebtedness, liability or obligation of any kind whatsoever, and any

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interest accrued thereon or costs payable in respect thereof, whether at law or in equity, including by reason of the commission of a tort (intentional or unintentional), by reason of any breach of contract or other agreement (oral or written), by reason of any breach of duty (including any legal, statutory, equitable or fiduciary duty), or by reason of any equity interest, right of ownership of or title to property or assets or right to a trust or deemed trust (statutory, express, implied, resulting, constructive or otherwise), and together with any security enforcement costs or legal costs associated with any such claim, and whether or not any indebtedness, liability or obligation is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present or future, known or unknown, by guarantee, warranty, surety or otherwise, and whether or not any right or claim is executory or anticipatory in nature, including any claim arising from or caused by the termination, disclaimer, resiliation, assignment or repudiation by the Company of any contract, lease or other agreement, whether written or oral, any claim made or asserted against the Company through any affiliate of the Company or Person related to the Company, or any right or ability of any Person to advance a claim for an accounting, reconciliation, contribution, indemnity, restitution or otherwise with respect to any matter, grievance, action (including any class action or proceeding before an administrative tribunal), cause or chose in action, whether existing at present or commenced in the future, and including any security interest, charge, mortgage, lien or other encumbrance in connection with any of the foregoing;

(s) “Common Shares” means the common shares in the capital of the Company;

(t) “Company” means North American Palladium Ltd.;

(u) “Court” means the Ontario Superior Court of Justice (Commercial List);

(v) “Debentureholder’s Pro Rata Share” means, with respect to each Debentureholder: (x) the principal amount owing on the Debentures held by such Debentureholder; divided by (y) $43,251,000, being the aggregate principal amount owing on the Debentures;

(w) “Debentureholders” means the holders of the Debentures;

(x) “Debentureholders’ Claims” means all Claims of Debentureholders relating to, arising out of, or in connection with the Debentures, the Indenture and the Entitlements;

(y) “Debentureholders’ Meeting” means the meeting of Debentureholders to be held in accordance with the Interim Order to consider and if deemed advisable, approve the Arrangement and to consider other matters as may properly come before such meeting, and any adjournment(s) or postponement(s) thereof;

(z) “Debentures” means (i) the 6.15% convertible debentures due September 30, 2017 of the Company in an aggregate principal amount of $43 million issued pursuant to the 2012 Indenture, (ii) the 7.5% convertible debentures due January 31, 2019 of the Company in an aggregate principal amount of $1,000 issued pursuant to the 2014 Indenture; and (iii) the 7.5%

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convertible debentures due April 11, 2019 of the Company in an aggregate principal amount of $250,000 issued pursuant to the 2014 Indenture;

(aa) “Debentures Interest” means accrued and unpaid interest up to but not including the Effective Date to which Debentureholders are entitled with respect to the Debentures and in accordance with the Indenture;

(bb) “Depositary” means Computershare Investor Services Inc.;

(cc) “Director” means the Director appointed pursuant to section 260 of the CBCA;

(dd) “Effective Date” means the date shown on the Certificate;

(ee) “Effective Time” means 12:01 a.m. (Toronto time) or such other time on the Effective Date as may be specified in writing by the Company prior to the Effective Date;

(ff) “Eligible Jurisdictions” means (i) the provinces and territories of Canada, (ii) if an F-7 registration statement relating to the Rights Offering is declared effective by the U.S. Securities and Exchange Commission prior to the Effective Date, the United States and (iii) such other jurisdictions as determined by the Company;

(gg) “Entitlements” means the legal, equitable, contractual and any other rights or Claims (whether actual or contingent, and whether or not previously asserted) of any Person with respect to or arising out of, or in connection with, the Debentures or the Indenture, as the case may be, and to acquire or receive any of the foregoing, other than those created under the Arrangement;

(hh) “Existing Shareholders” means the holders of the Existing Shares at any applicable time prior to the Effective Time;

(ii) “Existing Shareholders’ Meeting” means the meeting of Existing Shareholders to be held in accordance with the Interim Order to consider and if deemed advisable, approve the Arrangement, such other matters set out in the notice of the Existing Shareholders Meeting and to consider other matters as may properly come before such meeting, and any adjournment(s) or postponement(s) thereof;

(jj) “Existing Shares” means the Common Shares issued and outstanding at any applicable time prior to the Effective Time;

(kk) “Final Order” means the final order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as granted or affirmed;

(ll) “Indentures” means the 2012 Indenture and the 2014 Indenture;

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(mm) “Indenture Trustees” means Computershare Trust Company of Canada, the trustee under the 2012 Indenture, and Computershare Trust Company of Canada and Computershare Trust Company, N.A., the trustees under the 2014 Indenture;

(nn) “Interim Order” means the Interim Order of the Court pursuant to subsection 192(4) of the CBCA containing declarations and directions with respect to the Arrangement, the Debentureholders’ Meeting and the Existing Shareholders’ Meeting and issued pursuant to the application of the Company therefor;

(oo) “Letter of Transmittal” means the letter of transmittal for use by Securityholders and Brookfield with respect to the Arrangement;

(pp) “Newco” means NAP Newco Inc.;

(qq) “New Shares” means the Common Shares issued and outstanding immediately following the time at which the transactions described in Section 2.2(f) are deemed to have occurred;

(rr) “Options” means the options issued and outstanding under the Stock Option Plan;

(ss) “Optionholders” means the holders of the Options;

(tt) “Person” includes any individual, sole proprietorship, firm, company, corporation, body corporate (including a limited liability company and an unlimited liability company), partnership, limited partnership, unincorporated association or organization, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, governmental authority, syndicate or other entity, whether or not having legal status, and the successors and assigns of any of the foregoing;

(uu) “Plan of Arrangement” means this plan of arrangement, as amended or supplemented from time to time in accordance with Section 6.3 hereof;

(vv) “Recapitalization” means the transactions contemplated by this Plan of Arrangement;

(ww) “Recapitalization Agreement” means the recapitalization agreement dated as of June 18, 2015 between the Company and Brookfield;

(xx) “Rights Agent” means Computershare Investor Services Inc.;

(yy) “Rights” means the rights to be issued by the Company, with each Right entitling the holder thereof to subscribe for 0.1693 Common Shares upon payment of the Subscription Price;

(zz) “Rights Expiry Date” means the 21st calendar day (or the next Business Day if this date is not a Business Day) following the Rights Issuance Date;

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(aaa) “Rights Expiry Time” means 5:00 p.m. (Toronto time) on the Rights Expiry Date;

(bbb) “Rights Issuance Date” means the date on which the Rights are issued by the Company, which shall occur on the Rights Offering Record Date;

(ccc) “Rights Offering” means the offering of Rights by the Company pursuant to this Plan of Arrangement and on the terms set forth in the Circular;

(ddd) “Rights Offering Record Date” means the record date for the Rights Offering, which shall occur on the date that is 10 trading days after the Effective Date;

(eee) “RSU Holders” means the holders of outstanding RSUs;

(fff) “RSU Plan” means the 2014 amended and restated North American Palladium Ltd. restricted share unit plan for directors officers and key employees;

(ggg) “RSUs” means the outstanding restricted share units issued under the RSU Plan;

(hhh) “Securityholders” means the Existing Shareholders and Debentureholders;

(iii) “Stock Option Plan” means the 2013 amended and restated North American Palladium Ltd. corporate stock option plan, as further amended in May 2014;

(jjj) “Subscription Price” means $5.97 per Common Share;

(kkk) “Warrants” means the issued and outstanding Common Share purchase warrants of the Company; and

(lll) “Warrantholders” means the holders of the Warrants.

1.2	Rules of Interpretation

(a) Sections and Headings - The division of this Plan of Arrangement into Articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise indicated, all references to an “Article” or “section” followed by a number and/or a letter refer to the specified Article or section of this Plan of Arrangement.

(b) Rules of Construction - Unless the context otherwise requires, in this Plan of Arrangement: (i) words importing the singular number shall include the plural and vice versa; (ii) words importing any gender shall include all genders; and (iii) “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.

(c) References to Statutes - References in this Plan of Arrangement to any legislation or to any provision of any legislation shall include any amendment to, and any

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modification or re-enactment thereof, any legislative provision substituted therefore and all regulations and statutory instruments thereunder or pursuant thereto from time to time in effect.

(d) Currency - Unless otherwise stated all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

(e) Date of Any Action - If the date on which any action is required or permitted to be taken under this Plan of Arrangement is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day that is a Business Day.

(f) Time - Time shall be of the essence in this Plan of Arrangement. Unless otherwise indicated, all times expressed herein are local time, Toronto, Ontario, Canada.

1.3	Enurement

This Plan of Arrangement shall be binding upon, and enforceable by and against, and shall enure to the benefit of, the Persons named or referred to in this Plan of Arrangement, together with their respective heirs, administrators, executors, legal personal representatives, successors and assigns.

ARTICLE II - ARRANGEMENT

2.1	Binding Effect

This Plan of Arrangement and the Arrangement will become effective at, and be binding at and after, the Effective Time on (i) the Company, (ii) Newco, (iii) Brookfield, (iv) all Securityholders; (v) all Optionholders, (vi) all Warrantholders, (vii) all RSU Holders, and (viii) the Indenture Trustees, all without any further act or formality required on the part of any Person, except as otherwise provided herein.

2.2	Arrangement

Commencing at the Effective Time, the following events or transactions shall occur sequentially in the order set out below and will be deemed to occur without any further act or formality required on the part of any Person, except as otherwise provided herein:

(a)	the Company shall pay all accrued and unpaid interest under the Brookfield Existing Loan in cash to Brookfield;

(b)	all amounts owing to Brookfield under the Brookfield Existing Loan shall be, and shall be deemed to be, irrevocably, finally and fully settled and extinguished by the issuance by the Company to Brookfield of 18,214,401,868 Common Shares. The Common Shares issued pursuant to this Section 2.2(b) shall be, and shall be deemed to be, received in full and final settlement, extinguishment, discharge and release of the Brookfield Existing Loan and all Claims relating thereto;

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(c)	the Company shall pay the Debentures Interest in cash to the applicable Indenture Trustee or its nominee, as registered holder of the global notes and on behalf of all Debentureholders, and such Indenture Trustee shall pay (or cause to be paid) the Debentures Interest to the Debentureholders pursuant to standing instructions and customary practices, without abatement or rights of setoff or counterclaim of any nature;

(d)	the Debentures shall be, and shall be deemed to be, irrevocably, finally and fully settled and extinguished by the issuance by the Company to the Debentureholders of 1,187,895,774 Common Shares, with each Debentureholder being entitled to receive its Debentureholder’s Pro Rata Share of such Common Shares in full and final settlement of and in exchange for the Debentures. The Common Shares issued pursuant to this Section 2.2(d) shall be, and shall be deemed to be, received in full and final settlement, extinguishment, discharge and release of the Debentures, the Indentures, all Entitlements relating to the Debentures and the Indentures and all other Debentureholders’ Claims;

(e)	notwithstanding any vesting provisions to which an RSU might otherwise be subject,

(i) each RSU issued and outstanding at the Effective Time, whether or not vested, will be transferred to the Company without any action on behalf of the respective holders thereof, free and clear of all liens, charges, encumbrances and any other rights of others, and in exchange therefor, the Company shall issue to the holder such number of Common Shares as were subject to the RSU immediately prior to the Effective Time; and

(ii) the RSU Plan will be terminated and the Company will have no liabilities or obligations with respect to the RSU Plan;

(f)	the Common Shares then issued and outstanding will be consolidated, such that every 400 Common Shares shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one new Common Share;

(g)	notwithstanding any vesting or exercise provisions to which an Option might otherwise be subject:

(i) each Option issued and outstanding at the Effective Time, whether or not vested, will be transferred to the Company without any action on behalf of the respective holders thereof, free and clear of all liens, charges, encumbrances and any other rights of others, and such Option will be cancelled by the Company without payment of any consideration; and

(ii) the Stock Option Plan will be terminated and the Company will have no liabilities or obligations with respect to the Stock Option Plan;

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(h)	each outstanding Warrant held by a Warrantholder will be transferred to the Company without any action on behalf of the respective Warrantholders, free and clear of all liens, charges, encumbrances and any other rights of others, and such Warrant will be cancelled by the Company without payment of any consideration;

(i)	Newco shall assign, transfer and convey all of its right, title and interest of Newco in and to all of its undertaking, property and assets to its sole shareholder and its sole shareholder shall assume all debts, obligations and liabilities of Newco and Newco shall then be dissolved;

(j)	on the Rights Issuance Date, the Company shall issue to each holder of record of Common Shares in an Eligible Jurisdiction as of the close of business on the Rights Offering Record Date 1 Right for each Common Share held;

(k)	on the Rights Expiry Date, the Company shall issue Common Shares to each holder of Rights in respect of the due exercise of the Rights and receipt of payment therefor; and

(l)	if any of the Rights remain unexercised at the Rights Expiry Time, the Company shall issue the Backstopped Shares to Brookfield upon the purchase of Common Shares by Brookfield pursuant to the Backstop Commitment and receipt of payment therefor.

ARTICLE III - EXCHANGE OF COMMON SHARES

3.1	Certificates and Payments

(a)	On or immediately prior to the Effective Date, the Company shall deposit or cause to be deposited with the Depositary, for the benefit of and to be held on behalf of the Securityholders and Brookfield, certificates representing the New Shares that the Securityholders and Brookfield are entitled to receive pursuant to Section 2.2(f), which certificates shall be held by the Depositary as agent and nominee for the Securityholders and Brookfield, subject to the issuance of the Certificate, in accordance with the provisions of this Article III.

(b)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the time at which the transactions described in Section 2.2(f) are deemed to have occurred represented one or more Common Shares (or the entitlement to receive one or more Common Shares pursuant to Section 2.2(d)), together with a duly completed and executed Letter of Transmittal, and such additional documents and instruments as the Depositary may reasonably require, the holder of such certificate shall be entitled to receive in exchange therefor, and the Depositary shall delivery to such holder following the Effective Time (in each case, less any amount withheld pursuant to Section 6.1), a certificate

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representing the number of New Shares to which such holder is entitled to receive under the Arrangement.

(c)	After the Effective Time and until surrendered for cancellation as contemplated by Section 3.1(b), each certificate which immediately prior to the time at which the transactions described in Section 2.2(f) represented one or more Common Shares (or the entitlement to receive one or more Common Shares pursuant to Section 2.2(d)) shall be deemed at all times to represent only the right to receive in exchange therefor the entitlements which the holder of such certificate is entitled to receive in accordance with Section 3.1(b).

(d)	In the event any certificate which immediately prior to the time at which the transactions described in Section 2.2(f) represented one or more Common Shares (or the entitlement to receive one or more Common Shares pursuant to Section 2.2(d)) that were consolidated pursuant to Section 2.2(f) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the New Shares that such Person is entitled to receive pursuant to Section 2.2(f) deliverable in accordance with such holder’s Letter of Transmittal. When authorizing the delivery of such consideration in exchange for any lost, stolen or destroyed certificate, the Person to whom the consideration is being delivered shall, as a condition precedent to the delivery of such consideration, give a bond satisfactory to the Company and the Depositary in such sum as the Company and the Depositary may direct or otherwise indemnify the Company and the Depositary in a manner satisfactory to the Company and the Depositary against any claim that may be made against the Company or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

ARTICLE IV - VOLUNTARY ARRANGEMENTS WITH LENDERS

4.1	Arrangements With BNS Credit Agreement Lender

Nothing in this Plan shall affect the BNS Credit Agreement Lender with respect to its rights or Claims under the BNS Credit Agreement and the other BNS Credit Documents, and all obligations of the Company to the BNS Credit Agreement Lender pursuant to the BNS Credit Agreement and the other BNS Credit Documents remain in full force and effect, unamended. Pursuant to the letter agreement dated as of April 15, 2015, the BNS Credit Agreement Lender has agreed to waive any defaults or events of default that may exist under the BNS Credit Agreement as a result of the Company: (i) having commenced proceedings under the CBCA; or (ii) presenting and implementing the Recapitalization.

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4.2	Arrangements With Brookfield

Nothing in this Plan shall affect Brookfield with respect to its rights or Claims under the Brookfield Bridge Loan, and all obligations of the Company to Brookfield pursuant to the terms or the Brookfield Bridge Loan remain in full force and effect, unamended.

ARTICLE V - RELEASES

For greater certainty, at the Effective Time, the Company and Newco, together with their respective predecessors, successors, subsidiaries and affiliates, and their respective former and present officers, directors, employees, auditors, financial advisors, legal counsel, and agents and the new board of directors constituted in accordance with the Recapitalization Agreement shall be released and discharged from any and all Securityholders’ Claims, and any Claims of the Optionholders, RSU Holders, Warrantholders and the Indenture Trustees relating to, arising out of, or in connection with the Recapitalization, including the Arrangement, this Plan of Arrangement, the transactions contemplated herein and any proceedings commenced with respect to or in connection with the Recapitalization.

ARTICLE VI - GENERAL

6.1	Withholding Rights

The Company and the Indenture Trustees shall be entitled to deduct and withhold from any consideration or distribution otherwise payable or deliverable to any Debentureholder, such amounts as the Company or the Indenture Trustees are required to deduct and withhold with respect to such payment or delivery under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986, as amended, or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Debentureholder of the Debentures in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

6.2	Fractional Interests

No fractional Common Shares shall be issued pursuant to this Plan of Arrangement. In lieu of any fractional Common Shares, each Securityholder otherwise entitled to a fractional interest in Common Shares will receive an aggregate amount of Common Shares rounded down to the nearest whole number increment.

6.3	Amendments

The Company, with the written consent of Brookfield, reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time, provided that any such amendment, modification or supplement must be contained in a written document that is:

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(a)	filed with the Court and served on the service list in the CBCA proceedings and, if made following the Debentureholders’ Meeting and Existing Shareholders’ Meeting, approved by the Court; and

(b)	communicated to Debentureholders and/or Existing Shareholders in the manner required by the Court, if so required.

Notwithstanding the foregoing and subject to Section 4.1, any amendment, modification or supplement to this Plan of Arrangement may be made by the Company, with the written consent of Brookfield, before or following the Effective Time without the consent of any Person (other than Brookfield), provided that it concerns: (i) a matter that, in the opinion of the Company, acting reasonably, is of an administrative nature and is required to better give effect to the implementation of the Recapitalization and the Final Order, or to cure any errors, omissions, inconsistencies or ambiguities in the Plan of Arrangement; and (ii) is not materially adverse to the financial or economic interests of the Debentureholders or the Existing Shareholders. Any amended, modified or supplementary plan or plans of arrangement and reorganization filed with the Court and, if required by this Section, approved by the Court with the consents required pursuant to this Section shall, for all purposes, be and be deemed to be a part of, and incorporated into, this Plan of Arrangement.

6.4	Deeming Provisions

In this Plan of Arrangement, the deeming provisions are not rebuttable and are conclusive and irrevocable.

6.5	Severability of Plan Provisions

If, prior to the Effective Time, any term or provision of this Plan of Arrangement is held by the Court or any other court of competent jurisdiction to be invalid, void or unenforceable, at the request of the Company, and subject to the prior consent of Brookfield, the Court or court, as applicable, shall have the power to either: (a) sever such term or provision from the balance of this Plan of Arrangement and provide the Company and Brookfield with the option to proceed with the implementation of the balance of this Plan of Arrangement as of and with effect from the Effective Date; or (b) alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision shall then be applicable as altered or interpreted, provided that Brookfield has approved such alteration or interpretation. Notwithstanding any such holding, alteration or interpretation, and provided that the Company proceeds with the implementation of this Plan of Arrangement, the remainder of the terms and provisions of this Plan of Arrangement shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding, alteration or interpretation.

6.6	Paramountcy

From and after the Effective Date, any conflict between this Plan of Arrangement and the covenants, warranties, representations, terms, conditions, provisions or obligations, express or implied, of any contract, charge, security agreement, indenture, trust indenture, loan agreement, commitment letter, by-laws or other agreement, written or oral, and any and all amendments or

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supplements thereto existing between one or more of the Debentureholders, the Existing Shareholders, the Warrantholders, the Company, the Depositary, the Indenture Trustees and any trustee, transfer agent or other depositary therefor in relation thereto and Brookfield as of the Effective Date will be deemed to be governed by the terms, conditions and provisions of this Plan of Arrangement and the Final Order, which shall take precedence and priority.

6.7	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to occur in the order set out herein without any other additional act or formality, each of the Persons affected hereby shall make, do and execute, or cause to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by the Company or Brookfield in order to better implement this Plan of Arrangement.